06004164

STATES
CHANGE COMMISSION
D.C. 20549

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BD 3/16 * AB 3/20

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC MAIL RECEIVED MAR 01 2006 WASH. D.C. 209 PROCESSING SECTION

SEC FILE NUMBER
8-66268

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
OCEANA PARTNERS LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
275 SEVENTH AVENUE, SUITE 2000
(No. and Street)

NEW YORK	**NY**	**10001**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALEXANDER MACK **(917) 923-1478**
(Area Code - Telephone Number)

PROCESSED
MAY 31 2006
THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, COURTLANDT G. MILLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCEANA PARTNERS LLC, as of DECEMBER 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

SUSANNE M. SKINNER
NOTARY PUBLIC - STATE OF FLORIDA
COMMISSION # DD176899
EXPIRES 02/07/2007
BONDED THRU 1-888-NOTARY1

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

OCEANA PARTNERS, LLC

REPORT ON STATEMENT OF
FINANCIAL CONDITION

AS OF DECEMBER 31, 2005

OCEANA PARTNERS, LLC

INDEX

	Page
Independent Auditor's Report	1
Statement of financial condition	2
Notes to financial statement	3-4

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Oceana Partners, LLC:

We have audited the accompanying statement of financial condition of Oceana Partners, LLC (the "Company") as of December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement as well as assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Oceana Partners, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

February 6, 2006 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

OCEANA PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$ 13,799
Securities owned:	
Marketable, at market value	840,000
Not readily marketable, at estimated fair value	647,001
Note receivable	25,000
Other assets	32,168
TOTAL ASSETS	$ 1,557,968

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 79,439
Members' equity	1,478,529
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,557,968

The accompanying notes are an integral part
of this financial statement.

OCEANA PARTNERS, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2005

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Oceana Partners, LLC (the "Company"), a limited liability company, was organized under the laws of the State of New York on August 5, 2003. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the National Association of Securities Dealers, Inc. on May 25, 2004.

The Company's primary business activities include investment banking, advisory and consulting work, and merger and acquisition assignments and private placements, as well as deriving revenue from fees earned by raising money from entities and qualified individuals for placement with money managers and investing by professional managers.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

(a) The Company records revenue from investment banking and service fees as earned, generally upon the closing of a transaction.

(b) The Company maintains its cash in a bank account which, at times, may exceed federally insured limits

(c) Marketable securities are valued at market value, and securities not readily marketable are valued at their estimated fair value as determined by management with the resulting unrealized gains and losses reflected in the statement of operations.

(d) The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

The Company is not subject to Federal or state income taxes since the taxes, if any, are the responsibilities of the individual members. The Company is subject to New York City Unincorporated Business Tax.

NOTE 4 - NOTE RECEIVABLE AND RELATED PARTY TRANSACTION

One of the members of the Company is also an officer of a developing business enterprise to which the Company has loaned $25,000. The loan, dated August 24, 2004 bears interest at an annual rate of 7.5% and is payable quarterly. Interest payments are current. The loan is to be repaid on August 23, 2008. Prior to the maturity date, the Company has the right to convert the loan to common stock of the entity at a pre-determined price per share. The Company expects to receive full payment or conversion of the note to common stock at full value on or before the date of maturity.

NOTE 5 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2005, the Company had a net capital of $533,837 which was $528,542 in excess of the required minimum at that date of $5,295. The Company's aggregate indebtedness to net capital was .15 to 1.